EXHIBIT 99.29
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[LOGO - VERMILION ENERGY TRUST]


                                  PRESS RELEASE
      VERMILION ENERGY TRUST ANNOUNCES 2003 CANADIAN AND US TAX INFORMATION
                     FOR IMMEDIATE RELEASE - MARCH 10, 2004


Vermilion Energy Trust ("Vermilion" or the "Trust") (VET.UN-TSX) announces the 2003 tax treatment on distributions for unitholders in Canada and the United States.

CANADIAN INDIVIDUAL UNITHOLDERS:

FOR THE 2003 TAXATION YEAR, THE TREATMENT OF DISTRIBUTIONS IS 82.006% RETURN ON CAPITAL (TAXABLE INCOME) AND A 17.994% RETURN OF CAPITAL (TAX DEFERRED) FOR CANADIAN UNITHOLDERS.

For purposes of the Canadian Income Tax Act, the Trust is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust are both a return OF capital (i.e. a repayment of a portion of the investment) and a return ON capital (i.e. income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust's T3 return and allocated to each unitholder who received distributions in that taxation year on the T3 Supplementary forms, which are mailed to unitholders before March 31st in accordance with regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust's transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report only the taxable income component. The tax deferred, or return of capital component of distributions reduces the unitholder's adjusted cost base of trust units.

Unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2003 income tax return.

The following table sets out the tax treatment of the Canadian 2003 monthly distributions:

                                            TOTAL                 TAX DEFERRED          TAXABLE
PAYMENT DATE          RECORD DATE           DISTRIBUTION          AMOUNT                AMOUNT (INCOME)
-------------------------------------------------------------------------------------------------------
Mar 14/03             Feb 28/03             0.17000               0.03059               0.13941
Apr 15/03             Mar 31/03             0.17000               0.03059               0.13941
May 15/03             Apr 30/03             0.17000               0.03059               0.13941
Jun 13/03             May 31/03             0.17000               0.03059               0.13941
Jul 15/03             Jun 30/03             0.17000               0.03059               0.13941
Aug 15/03             Jul 31/03             0.17000               0.03059               0.13941
Sep 15/03             Aug 31/03             0.17000               0.03059               0.13941
Oct 15/03             Sep 30/03             0.17000               0.03059               0.13941
Nov 14/03             Oct 31/03             0.17000               0.03059               0.13941
Dec 15/03             Nov 30/03             0.17000               0.03059               0.13941
Jan 15/04             Dec 31/03             0.17000               0.03059               0.13941
                                            -------               -------               -------
                                            1.87000               0.33649               1.53351
                                            =======               =======               =======

UNITED STATES INDIVIDUAL UNITHOLDERS:

For 2003, the Trust has calculated that 58.38% of the distributions made in 2003 are dividends that are "Qualifying Dividends". The remaining 41.62% of the 2003 distributions are a tax-deferred reduction to the cost of units for tax purposes. If the amount of "Non-Taxable Return of Capital" exceeds the cost of units, the excess should be reported as a capital gain. We believe the Trust should be treated as a qualified corporation for United States tax purposes. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually by the Trust based upon current and accumulated earnings in accordance with U.S. tax law.

Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

SUMMARY

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Vermilion trust units. Holders or potential holders of trust units should consult their own income tax advisors as to the particular income tax consequences of holding the trust units.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Income Tax Act of Canada. This withholding tax may be reduced in accordance with reciprocal tax treaties, and in the case of the Tax Treaty between Canada and the United States, the withholding tax for residents of the United States is prescribed at 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Information regarding the amount of Canadian tax withheld in 2003 should be available through your broker or other intermediary and is not provided by Vermilion.

Vermilion is an international energy trust that benefits from geographically diverse production. The Trust also holds a 72.2% interest in Aventura Energy Inc., a Trinidad-based operation. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders.

For further information contact:

Curtis W. Hicks, VP Finance & CFO or Paul Beique, Director, Investor Relations 2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com